UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vishay Precision Group, Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

92835K103

(CUSIP Number)

Kyle Mowery

c/o GrizzlyRock Capital, LLC

191 N. Wacker Drive, Suite 1500

Chicago, IL 60606

Telephone: (312) 300-4983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) GrizzlyRock Institutional Value Partners, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 316,602

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 316,602

11	Aggregate Amount Beneficially Owned by Each Reporting Person 316,602

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) GrizzlyRock General Partner, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 316,602

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 316,602

11	Aggregate Amount Beneficially Owned by Each Reporting Person 316,602

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) GrizzlyRock Capital, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 316,602

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 316,602

11	Aggregate Amount Beneficially Owned by Each Reporting Person 316,602

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Kyle Mowery

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 316,602

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 316,602

11	Aggregate Amount Beneficially Owned by Each Reporting Person 316,602

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Vivaldi Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO-Funds of investment advisory client

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 146,820

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 146,820

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 1.21%

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WHI Growth Fund Q.P., L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 241,432

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 241,432

11	Aggregate Amount Beneficially Owned by Each Reporting Person 241,432

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 1.98%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WV Growth Fund GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 241,432

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 241,432

11	Aggregate Amount Beneficially Owned by Each Reporting Person 241,432

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 1.98%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Vivaldi Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO-Funds of investment advisory clients

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 241,432

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 241,432

11	Aggregate Amount Beneficially Owned by Each Reporting Person 241,432

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 1.98%

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WV Investors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 241,432

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 241,432

11	Aggregate Amount Beneficially Owned by Each Reporting Person 241,432

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 1.98%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) William Harris Investors, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 241,432

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 241,432

11	Aggregate Amount Beneficially Owned by Each Reporting Person 241,432

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 1.98%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Vivaldi Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO-Funds of investment advisory clients

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 388,252

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 388,252

11	Aggregate Amount Beneficially Owned by Each Reporting Person 388,252

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 3.19%

14	Type of Reporting Person (See Instructions) HC

CUSIP No. 92835K103

Item 1.   Security and Issuer.

This Schedule 13D relates to the shares of the Common Stock, $0.10 par value per share (the “Common Stock”), of Vishay Precision Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3 Great Valley Parkway, Suite 150, Malvern, Pennsylvania 19355.

With regard to GrizzlyRock Capital, LLC (“GrizzlyRock Capital”), GrizzlyRock General Partner, LLC (“GrizzlyRock GP”), GrizzlyRock Institutional Value Partners, LP (the “GrizzlyRock Fund”) and Kyle Mowery (collectively, the “GrizzlyRock Group”), this Schedule 13D relates to Common Stock of the Issuer purchased by the GrizzlyRock Fund. The GrizzlyRock Fund may direct the vote and disposition of the 316,602 shares of Common Stock it holds directly. GrizzlyRock Capital and GrizzlyRock GP serve as the investment adviser to and the general partner of the GrizzlyRock Fund, respectively, and may direct the vote and disposition of the 316,602 shares of Common Stock held by the GrizzlyRock Fund. Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP and may direct GrizzlyRock Capital to direct the vote and disposition of the 316,602 shares of Common Stock held by the GrizzlyRock Fund. Mr. Mowery specifically disclaims beneficial ownership of such shares. The securities reported herein as being beneficially owned by the GrizzlyRock Group do not include any securities beneficially owned by Vivaldi or the Growth Fund Group.

Vivaldi Asset Management, LLC (“VAM”, and collectively with Vivaldi Holdings and VCM, “Vivaldi”) is an investment adviser registered with the SEC that provides investment advisory services to certain series of Investment Managers Series Trust II, a registered investment company, specifically the Vivaldi Multi-Strategy Fund (the “Client Account”). As investment adviser to the Client Account, VAM has the authority to invest the funds of the Client Account in securities (including shares of Common Stock of the Issuer) as well as the authority to purchase, vote and dispose of securities (including the 146,820 shares of Common Stock of the Issuer held by the Client Account), and may thus be deemed the beneficial owner of the shares of the Issuer’s Common Stock held in the Client Account. VAM does not own any Common Stock for its own account and disclaims beneficial ownership of the shares of Common Stock reported herein. The securities reported herein as being beneficially owned by VAM do not include any securities beneficially owned by the GrizzlyRock Group and or the Growth Fund Group.

With regard to WHI Growth Fund Q.P., L.P. (“WHI Growth Fund”), WV Growth Fund GP, LLC (“Growth GP”), Vivaldi Capital Management, LLC (“VCM”), WV Investors, LLC (“WV Investors”), William Harris Investors, Inc. (“WHI”) and Vivaldi Holdings, LLC (“Vivaldi Holdings”, and collectively with WHI Growth Fund, Growth GP, VCM, WV Investors and WHI, the “Growth Fund Group”), this Schedule 13D relates to Common Stock of the Issuer purchased by WHI Growth Fund. WHI Growth Fund may direct the vote and disposition of the 241,432 shares of Common Stock it holds directly. Growth GP serves as the general partner of WHI Growth Fund, and may direct the vote and disposition of the 241,432 shares of Common Stock held by the WHI Growth Fund. WV Investors is the sole owner and managing member of Growth GP, and in such role may direct Growth GP to direct the vote and disposition of the 241,432 shares of Common Stock held by the WHI Growth Fund. VCM is the investment adviser to WHI Growth Fund, and in such role may direct the vote and disposition of the 241,432 shares of Common Stock held by the WHI Growth Fund. WHI is the owner of 50% of the equity interests of WV Investors, and through its control of WV Investors may direct the vote and disposition of the 241,432 shares of Common Stock held by the WHI Growth Fund. Vivaldi Holdings is the owner of 50% of the equity interests of WV Investors and controls VCM, the investment adviser to WHI Growth Fund, and through its control of WV Investors and VCM may direct the vote and disposition of the 241,432 shares of Common Stock held by the WHI Growth Fund. Information regarding the executive officers and directors of WHI is set forth on Annex 1 attached hereto and incorporated herein by reference. The securities reported herein as being beneficially owned by the Growth Fund Group do not include any securities beneficially owned by Vivaldi or the GrizzlyRock Group.

Vivaldi Holdings controls VAM and VCM. By virtue of its control of VAM, Vivaldi Holdings may be deemed to have a beneficial interest in the 146,820 shares of the Issuer’s Common Stock held by the Client Account, and by virtue of its control of VCM, Vivaldi Holdings may be deemed to have a beneficial interest in the 241,432 shares of the Issuer’s Common Stock held by WHI Growth Fund. Vivaldi Holdings does not own any Common Stock for its own account and disclaims beneficial ownership of the shares of Common Stock reported herein. Information regarding the executive officers of Vivaldi is set forth on Annex 2 attached hereto and incorporated herein by reference. The securities reported herein as being beneficially owned by Vivaldi Holdings do not include any securities beneficially owned by the GrizzlyRock Group.

Item 2.   Identity and Background.

(a)         This Schedule 13D is being filed jointly by the GrizzlyRock Group, Vivaldi and the Growth Fund Group.

The parties identified in the list below constitute the GrizzlyRock Group:

CUSIP No. 92835K103

•                  GrizzlyRock Capital, LLC, a Delaware limited liability company and investment adviser to GrizzlyRock Institutional Value Partners,LP.

•                  GrizzlyRock GP, LLC, a Delaware limited liability company and general partner of GrizzlyRock Institutional Value Partners, LP.

•                  GrizzlyRock Institutional Value Partners, LP, a Delaware limited partnership.

The parties identified in the list below constitute the Growth Fund Group:

•                  WV Growth Fund GP, LLC, a Delaware limited liability company and the general partner of WHI Growth Fund Q.P., L.P.

•                  Vivaldi Capital Management, LLC, a Delaware limited liability company and the investment adviser to WHI Growth Fund Q.P., L.P.

•                  WV Investors, LLC, a Delaware limited liability company and the sole owner and managing member of WV Growth Fund GP, LLC.

•                  William Harris Investors, Inc., a Delaware corporation, and a control person of WV Investors, LLC.

•                  Vivaldi Holdings, LLC, a Delaware limited liability company and control person of WV Investors, LLC.

•                  WHI Growth Fund Q.P., L.P., an Illinois limited partnership.

The parties identified in the list below constitute Vivaldi:

•                  Vivaldi Asset Management, LLC, a Delaware limited liability company and investment adviser to the Client Account.

•                  Vivaldi Capital Management, LLC, a Delaware limited liability company and investment adviser to WHI Growth Fund.

•                  Vivaldi Holdings, LLC, a Delaware limited liability company and control person of Vivaldi Asset Management, LLC and Vivaldi Capital Management, LLC.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 99.1 hereto. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act.

(b) – (c)  The principal business address of each of GrizzlyRock Capital, GrizzlyRock GP, the GrizzlyRock Fund and Mr. Mowery is 191 N. Wacker Drive, Suite 1500, Chicago, IL 60606. Each of GrizzlyRock Capital, GrizzlyRock GP and the GrizzlyRock Fund are engaged in various interests, including investment and investment management activities. The principal employment of Mr. Mowery is (1) private investor, (2) serving as the Managing Member of GrizzlyRock Capital and GrizzlyRock GP and (3) serving as a Portfolio Manager of Vivaldi.

The principal business address of each of VAM, VCM and Vivaldi Holdings is 225 W. Wacker Drive, Suite 2100, Chicago, IL 60606. VAM and VCM are engaged in various interests, including investment management activities. Vivaldi Holdings is a holding company.

The principal business address of each of WHI Growth Fund, Growth GP, WV Investors and WHI is 191 N. Wacker Drive, Suite 1500, Chicago, IL 60606. Each of each of WHI Growth Fund, Growth GP, WV Investors and WHI are engaged in various interests, including investment and investment management activities.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Mr. Mowery is a citizen of the United States of America.

CUSIP No. 92835K103

Item 3.   Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with (1) the working capital of the GrizzlyRock Fund and WHI Growth Fund, as applicable; and (2) the funds of the Client Account. The aggregate amount of funds expended, excluding commissions, to acquire shares of Common Stock held by the GrizzlyRock Fund is $5,065,632; by WHI Growth Fund is $3,862,912; and by the Client Account is $2,349,120.

Item 4.   Purpose of Transaction.

The Reporting Persons believe that the Issuer and the Issuer’s management (the “Management”) and Board of Directors (the “Board”) have systematically failed to deliver shareholder value.  The current Management and the Board publicly announced a go-forward that plan indicates no improvement for shareholders. The Reporting Persons further believe that the Issuer is a unique and highly valuable business, yet it has produced negligible shareholder return since 2010 due, in our judgment, to poor management and an ineffective Board. See presentation attached hereto as Exhibit 99.2.

Based on the Reporting Persons’ analysis of the Issuer we believe the following:

1)    Significant undervaluation: the Issuer’s shares have languished for years with total shareholder returns of 0% over ~5 years.

•                  Shares have consistently trailed the S&P 500 by ~111% since year-end 2011

•                  Business is valued by public markets investors at a discount to peers

2)    Challenges and root causes: the Reporting Persons believe the Issuer’s persistent undervaluation is due to ineffective management, poor capital deployment, an unqualified Board failing to oversee Management, compensation that rewards failure and excessive overhead.

3)    Shareholder-focused way forward: the Reporting Persons believe the right path forward for the Board is to immediately reduce corporate overhead, publicly disclose results of Fall 2016 strategic alternatives review, strengthen the Board, cease acquisitions, and re-commence strategic alternatives review.

The Reporting Persons will seek an opportunity to meet with the Issuer’s management team to engage in constructive and value-enhancing dialogue. The Reporting Persons purchased the Common Stock for investment purposes. The intent of beneficial ownership of the Reporting Persons is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

The Reporting Persons may make further purchases of shares of Common Stock (including through a 10b5-1 plan). The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer.

(a)-(b)     The following list and notes to the list set forth the aggregate number and percentage (based on 12,167,045 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2016) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2, and indicates whether such Reporting Persons have sole or shared voting and dispositive power over such shares. As a group, the Reporting Persons would hold 704,854 shares of Common Stock, or 5.79% of the outstanding Common Stock:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned(1)
GrizzlyRock Institutional Value Partners, LP (1)	316,602	2.6%
GrizzlyRock Capital, LLC (1)	316,602	2.6%
GrizzlyRock General Partner, LLC (1)	316,602	2.6%
Kyle Mowery (2)	316,602	2.6%
WHI Growth Fund QP, LP (3)	241,432	1.98%
WV Growth Fund GP, LLC (3)	241,432	1.98%
Vivaldi Capital Management, LLC (3)	241,432	1.98%
WV Investors, LLC (3)	241,432	1.98%
Vivaldi Holdings, LLC (3) (4)	388,252	3.19%
William Harris Investors, Inc. (3)	241,432	1.98%
Vivaldi Asset Management, LLC (4)	146,820	1.21%

(1)  Percentage calculated based on 12,167,045 aggregate Common Stock shares outstanding as of November 8, 2016, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2016.

CUSIP No. 92835K103

(1)         GrizzlyRock Capital is the investment adviser to and GrizzlyRock GP is the general partner of the GrizzlyRock Fund. Each has voting and dispositive power with regard to the 316,602 shares of Common Stock held by the GrizzlyRock Fund. Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, he has the power to direct the affairs of GrizzlyRock Capital and GrizzlyRock GP. Therefore, GrizzlyRock Capital and GrizzlyRock GP may be deemed to share with Mr. Mowery voting and dispositive power with regard to the 316,602 shares of Common Stock held by the GrizzlyRock Fund.

(2)         Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, the investment adviser to and the general partner of the GrizzlyRock Fund, he has the power to direct the affairs of the GrizzlyRock Fund, including the voting and disposition of 316,602 shares of Common Stock held in the name of the GrizzlyRock Fund. Therefore, Mr. Mowery is deemed to share voting and dispositive power with respect to the 316,602 shares of Common Stock held by the GrizzlyRock Fund. Because Mr. Mowery is the Portfolio Manager for the Client Account, he has voting and dispositive power with regard to the 146,820 shares of Common Stock held by the Client Account. Mr. Mowery specifically disclaims beneficial ownership of all such shares.

(3)         VCM is the investment adviser to, and Growth GP is the general partner of, WHI Growth Fund. Each has voting and dispositive power with regard to the 241,432 shares of Common Stock held by WHI Growth Fund. Because WV Investors is the sole owner and managing member of Growth GP, it has the power to direct the affairs of Growth GP and, indirectly, WHI Growth Fund. Because Vivaldi Holdings controls VCM, it has the power to direct the affairs of VCM and, indirectly, the voting and dispositive power with regard to the 241,432 shares of Common Stock held by WHI Growth Fund. WHI and Vivaldi Holdings each own 50% of the equity interests of WV Investors, and have the power to direct the affairs of WV Investors, and indirectly can control the affairs of Growth GP and WHI Growth Fund. Therefore, Growth GP, VCM, WV Investors, WHI and Vivaldi Holdings may be deemed to share voting and dispositive power with regard to the 241,432 shares of Common Stock held by WHI Growth Fund.

(4)         VAM, as investment adviser to the Client Account, may be deemed to have shared voting and dispositive power with respect to 146,820 shares of Common Stock held by the Client Account. Vivaldi Holdings, as a control person of VAM, may be deemed to have shared voting and dispositive power with respect to 146,820 shares of Common Stock and may thus be deemed the indirect beneficial owner of the shares beneficially owned by the Client Account. VAM and Vivaldi Holdings specifically disclaim beneficial ownership of such shares.

(c)                   The Reporting Persons effected the following purchases (and no sales) within the past 60 days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
WHI Growth Fund	1/10/2017	20,000	$18.70	Open Market Purchase/Sale
WHI Growth Fund	1/12/2017	61,600	$18.25	Open Market Purchase/Sale
GrizzlyRock Fund	1/18/2017	1,866	$17.65	Open Market Purchase/Sale
GrizzlyRock Fund	1/18/2017	88	$17.74	Open Market Purchase/Sale
Vivaldi – Client Account	1/18/2017	882	$17.65	Open Market Purchase/Sale
Vivaldi – Client Account	1/18/2017	41	$17.74	Open Market Purchase/Sale
WHI Growth Fund	1/18/2017	3,651	$17.65	Open Market Purchase/Sale
WHI Growth Fund	1/18/2017	171	$17.74	Open Market Purchase/Sale
GrizzlyRock Fund	1/31/2017	80	$16.65	Open Market Purchase/Sale
Vivaldi – Client Account	1/31/2017	55	$16.65	Open Market Purchase/Sale
WHI Growth Fund	1/31/2017	2,399	$16.65	Open Market Purchase/Sale
GrizzlyRock Fund	2/6/2017	250	$16.40	Open Market Purchase/Sale
Vivaldi – Client Account	2/6/2017	150	$16.40	Open Market Purchase/Sale
WHI Growth Fund	2/6/2017	4,600	$16.40	Open Market Purchase/Sale
WHI Growth Fund	3/6/2017	100,000	$16.00	Open Market Purchase/Sale

CUSIP No. 92835K103

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to the GrizzlyRock Fund, GrizzlyRock Capital is entitled to a management fee based upon a percentage of total capital, and GrizzlyRock GP is entitled to an allocation of a portion of profits, if any.

With respect to WHI Growth Fund, VCM is entitled to a management fee based upon a percentage of total capital.

VAM is the investment adviser to the Client Account pursuant to an investment advisory agreement that provides VAM with the authority to (i) invest the funds of the Client Account in securities (including shares of Common Stock of the Issuer), (ii) hold, vote and dispose of securities (including shares of Common Stock of the Issuer), and (iii) file this statement.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 99.1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Vishay Precision Group Comprehensive Analysis, March 2017

CUSIP No. 92835K103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 10, 2017

GRIZZLYROCK INSTITUTIONAL VALUE PARTNERS, LP

By:	GrizzlyRock General Partner, LLC, its general partner

By:	/s/ Kyle Mowery
Kyle Mowery
Managing Member

GRIZZLYROCK CAPITAL, LLC

By	/s/ Kyle Mowery
Kyle Mowery
Managing Member

GRIZZLYROCK GENERAL PARTNER, LLC

By	/s/ Kyle Mowery
Kyle Mowery
Managing Member

/s/ Kyle Mowery
Kyle Mowery

WHI GROWTH FUND Q.P., L.P.

By:	WV Growth Fund GP, LLC, its general partner
By:	WV Investors, LLC, its manager

By:	/s/ Adam B. Langsam
Adam B. Langsam
Manager

CUSIP No. 92835K103

VIVALDI CAPITAL MANAGEMENT, LLC

By:	/s/ Randal Golden
Randal Golden
Chief Financial Officer

WV GROWTH FUND GP, LLC
By: WV Investors, LLC, its manager

By:	/s/ Adam B. Langsam
Adam B. Langsam
Manager

WV INVESTORS, LLC

By:	/s/ Adam B. Langsam
Adam B. Langsam
Manager

WILLIAM HARRIS INVESTORS, INC.

By:	/s/ Marc D. Bassewitz
Marc D. Bassewitz
Vice President

VIVALDI HOLDINGS, LLC

By:	/s/ Randal Golden
Randal Golden
Chief Financial Officer

VIVALDI ASSET MANAGEMENT, LLC

By:	/s/ Randal Golden
Randal Golden
Chief Financial Officer

CUSIP No. 92835K103

Annex 1

WILLIAM HARRIS, INC. - EXECUTIVE OFFICER SUMMARY

March 10, 2017

The following sets forth certain information with respect to the executive officers and directors of William Harris Investors, Inc. (“WHI”). The business address of each executive officer and directors is: 191 North Wacker Drive, Suite 1500, Chicago, IL 60606.

None of the executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the executive officers or directors has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

None of the executive officers or directors is a beneficial owner of shares of Common Stock of the Issuer. Each of the executive officers and directors is a United States citizen.

Charles Polsky is a director of, and the Chief Executive Officer and President of WHI.

Jack Polsky is a director of WHI.

Adam Langsam is Senior Vice President and Chief Operating Officer of WHI.

Beth Stephens is Senior Vice President of WHI.

Marc Bassewitz is Vice President and General Counsel of WHI.

Ann-Marie Wolf is Vice President and the Treasurer of WHI.

CUSIP No. 92835K103

Annex 2

VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY

March 10, 2017

The following sets forth certain information with respect to the executive officers and members of Vivaldi Holdings, LLC (“Vivaldi Holdings”), Vivaldi Capital Management, LLC (“VCM”) and Vivaldi Asset Management, LLC (“VAM”). The business address of each executive officer and directors is: 225 West Wacker, Suite 2100, Chicago, IL 60606.

None of the executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the executive officers or directors has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

None of the executive officers or members is a beneficial owner of shares of Common Stock of the Issuer. Each of the executive officers and members is a United States citizen.

David Sternberg is the Chief Executive Officer of VCM, VAM and Vivaldi Holdings.

Randal Golden is the Chief Financial Officer of VCM and VAM.

Michael Peck is the President and Co-Chief Investment Officer of VCM, VAM and Vivaldi Holdings.

Scott Hergott is the Co-Chief Investment Officer of VCM and VAM.

Chad Eisenberg is the Chief Operating Officer of VCM, VAM and Vivaldi Holdings.